

April 23, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: The RBB Fund Trust
        Issuer CIK: 0001618627
        Issuer File Number: 333-200168 / 811-23011
        Form Type: 8-A12B
        Filing Date: April 23, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Twin Oak Active Opportunities III ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, ETP Issuer Services